BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive ● Rancho Mirage, CA 92270
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 442-474-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

September 25, 2023

Division of Corporation Finance

Office of technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Stephen Krikorian, Accounting Branch Chief
Becky Chow, Senior Staff Accountant
Austin Pattan, Staff Attorney
Jeff Kauten, Staff Attorney

Re:	Eva Live Inc. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 7, 2023
File No. 333-273162

Gentlemen:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated August 25, 2023 (“Comment Letter”). To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form S-1 filed on July 7, 2023

Risks Factors, page 6

1. In accordance with your comment we have added a Rick Factor-”We derive a substantial portion of our revenues….Page 8”.

We have a limited history of operations…. Page 7

2. In accordance with your comment, we have revised the Risk Factor to acknowledge limited revenues.

Management’s discussion and analysis of financial condition and results of operations, page 11

3. & 4. In accordance with your comment we have substantially revised this entire section to disclose each metric provided and which is non-GAAP and the reconciliation to comparable GAAP financial measures.

Financial Statements, page F-1

5. In accordance with your comment we have updated all financial statements through June 30, 2023.

Consolidated Balance Sheets, page F-4

6. In regard to your comment we have eliminated the dash (-).

Consolidated Statements of Cash Flows, page F-7

7. In accordance with your comments we substantially revised this section and have tried to reflect properly the non-cash activities to be consistent with ACS 230-10-50-3 to 50-6.

Note 1. Business Description and Nature of Operations

EvaMedia Corp. Acquisition, page F-8

8. In accordance with your comment we have substantially revised this section to provide a detailed analysis to be consistent with ASC 805-10 to 55-15. We have restated the financial statements per ASC 805 analysis and provided a detailed explanation under Note 1 (F-8) and Note 2 (pages F-11, F-12, and F-13).

Revenue recognition policy, , page F-13

9. In accordance with your comment we have added disclosure regarding disaggregated revenues consistent with ASC 606-10-55-89 through 55-91 under Revenue Recognition Policy (page F-16).

Website and Software Development Costs, page F.16

10. In accordance with your comment we have added disclosure to clarify customer rights consistent with the requirements of ASC 985-20-15-5 (page F-19).

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: lg

cc/ Mr. D. Boulette, CEO